Exhibit 99.2

Ambow Education Announces

Resignation of Chief Financial Officer and

Appointment of Acting Chief Financial Officer

BEIJING, July 5, 2012 — Ambow Education Holding Ltd. (“Ambow” or the “Company”) (NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today announced that effective July 5, 2012, Mr. Gareth Kung, the Company’s Chief Financial Officer,  who had joined the Company in December 2011, has resigned from his position with the Company.

“We thank Mr. Kung for his many contributions to the Company and wish Mr. Kung the best in the future” stated Dr. Jin Huang, Ambow’s President and Chief Executive Officer.

The Company also announced that Mr. KJ Tan, who currently serves as the Company’s Vice President of Finance has been appointed as Acting Chief Financial Officer until a permanent successor is appointed. KJ Tan joined Ambow as its Corporate Controller in December 2008. In March 2010, KJ was promoted to the position of VP Finance. KJ has more than ten years’ working experience with Big Four accounting firms in both China and Singapore. He was with KPMG Shanghai from December 2002 to September 2005 and with PricewaterhouseCoopers Shanghai from October 2005 to November 2008. Prior to joining Ambow, he worked as a Senior Audit Manager in PricewaterhouseCoopers’ Shanghai office.

Dr. Huang also commented on Mr. Tan’s promotion: “KJ has done a fantastic job since he joined Ambow, including building up the daily financial operations to support Ambow’s expansion in the last four years.  I am very pleased to work with KJ in his new role, together with Ms. Jenny Zhan, the Chief Strategy Officer of Ambow and other executive members to continue the Company’s growth and drive our future success.”

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

For investor and media inquiries please contact:

Ms. Mandy Li

Investor Relations Manager

Ambow Education Holding Ltd.

Tel: +86-10-6206-8130

Email: ir@ambow.com